UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - AMENDMENT NO. 4

                    Under the Securities Exchange Act of 1934

                             Jones Intercable, Inc.
                        --------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                    480206101
                                    480206200
                        --------------------------------
                                 (CUSIP Numbers)

                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ]

CUSIP No. 480206101                13D                              Page 2 of 15
CUSIP No. 480206200


1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation
================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS

                                                                              OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
                                                              Class A 13,782,500
================================================================================

     8.   SHARED VOTING POWER

================================================================================
     9.   SOLE DISPOSITIVE POWER
                                                              Class A 13,782,500
================================================================================
     10.  SHARED DISPOSITIVE POWER

================================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 13,782,500
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           37.3%
================================================================================
14.  TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 480206101                13D                              Page 3 of 15
CUSIP No. 480206200

1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS

                                                                              OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
================================================================================
     8.   SHARED VOTING POWER

================================================================================
     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
================================================================================
     10.  SHARED DISPOSITIVE POWER

================================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 480206101                13D                              Page 4 of 15
CUSIP No. 480206200


1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS
                                                                              OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                              Class A 13,782,500
================================================================================
     8.   SHARED VOTING POWER

================================================================================
     9.   SOLE DISPOSITIVE POWER

                                                              Class A 13,782,500
================================================================================
     10.  SHARED DISPOSITIVE POWER

================================================================================
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 13,782,500
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           37.3%
================================================================================
14.  TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 480206101                13D                              Page 5 of 15
CUSIP No. 480206200

1.   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS
                                                                              OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
================================================================================
     8.   SHARED VOTING POWER

================================================================================
     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
================================================================================
     10.  SHARED DISPOSITIVE POWER

================================================================================

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON
                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 480206101                13D                              Page 6 of 15
CUSIP No. 480206200



     This Amendment No. 4 amends the Schedule 13D filed on June 1, 1998, as amended by Amendment No. 1 on August 14, 1998, Amendment No. 2 on April 9, 1999 and Amendment No. 3 on July 2, 1999 (the Schedule 13D, as so amended, is hereby referred to herein as the "Schedule 13D") by Comcast Corporation, a Pennsylvania corporation ("Comcast"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Common Stock, par value $.01 per share ("Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company"), whose principal executive office is located at c/o Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148.

     Capitalized terms used but not otherwise defined herein shall have the same meanings as in the Schedule 13D.

     The  undersigned  hereby  amend  and  supplement  Items  3,4,5 and 7 of the
Schedule 13D as set forth below.


Item 3. Source and Amount of Funds
--------------------------------------------------------------------------------

    Item 3 is hereby amended by the addition of the following:

     Pursuant to the Exchange Offer described in Item 4, Comcast will issue shares of its Class A Special Common Stock in exchange for any shares of Class A Common Stock and Common Stock acquired pursuant to the Exchange Offer.

Item 4. Purpose of Transaction
--------------------------------------------------------------------------------

     Item 4 is hereby amended to read in its entirety as follows.

     Comcast acquired 12,782,500 shares of Class A Common Stock and 2,878,151 shares of Common Stock as the result of having entered into the Amended and Restated Purchase and Sale Agreement and Comcast/Jones Agreement, both described in Item 6 of the Schedule 13D. Comcast entered into the Amended and Restated Purchase and Sale Agreement and the Comcast/Jones Agreement for the purpose of investing in, and obtaining control of shares of capital stock sufficient to elect a majority of the board of directors of, the Company. Comcast now owns a sufficient number of shares of Common Stock to elect 75% of the board of directors of the Company. Immediately upon receipt of the Shares, Comcast contributed the Shares to Cable Communications. On April 7, 1999, the Bylaws of the Company were amended to establish the size of the board of directors as a range from eight to thirteen, and the board was reconstituted so as to have eight directors. Pursuant to the agreements described in the Schedule 13D, on April 7, 1999, the following directors of the Company resigned: Robert E. Cole, Josef J. Fridman, James J. Krejci, James B. O'Brien, Raphael M. Solot, Robert Kearney, Howard O. Thrall, Siim Vanaselja, Sanford Zisman and Glenn R. Jones. The remaining directors elected the following persons to fill the vacancies created by such resignations: Ralph J. Roberts, Brian L.

CUSIP No. 480206101                13D                              Page 7 of 15
CUSIP No. 480206200

Roberts, John R. Alchin, Stanley Wang and Lawrence S. Smith. All of the newly elected directors are officers of Comcast. Also on April 7, 1999, the following former executive officers of the Company resigned: Glenn R. Jones, James B. O'Brien, Ruth E. Warren, Kevin P. Coyle, Cynthia A. Winning, Elizabeth M. Steele, Wayne H. Davis and Larry W. Kaschinske. The following persons were appointed as executive officers of the Company on April 7, 1999: Ralph J. Roberts, Brian L. Roberts, Lawrence S. Smith, John R. Alchin, and Stanley Wang. On July 27, 1999, the Board of Directors was reconstituted so as to have nine rather than eight directors, and Julian A. Brodsky, also an officer of Comcast, was elected as a director to fill the vacancy created by such expansion of the Board. Mr. Brodsky was also appointed an executive officer of the Company on that date. As of August 9, 1999, William E. Frenzel, Donald L. Jacobs and Robert
B. Zoellick were the directors of the Company elected by the holders of Class A Common Stock, and Ralph J. Roberts, Julian A. Brodsky, Brian L. Roberts, John R. Alchin, Stanley L. Wang and Lawrence S. Smith were the directors of the Company elected by the holders of Common Stock.

     The Company and Comcast have entered into a management agreement pursuant to which Comcast will supervise the management and operation of the day-to-day activities of the cable systems owned by the Company and its subsidiaries, subject to such direction and control of the Company as the Company may reasonably determine from time to time. The terms of the management agreement were approved by the independent members of the Company's Board of Directors. Effective April 7, 1999, Comcast will provide or arrange for and supervise the performance of the following functions or services on behalf of the Company: accounting, billing and cash management, including supervision of the maintenance of all accounting, bookkeeping, collections and other financial records relating to the Company's cable systems; corporate development; customer service; employee benefits; engineering and facilities management; human resources; internal audit; insurance, bonds and risk management; investor relations; legal and regulatory; operations; payroll; purchasing; programming, including the negotiation on behalf of the Company for transmission over its cable systems of affiliation, carriage, programming and bulk subscriber agreements; sales and marketing; strategic planning; tax and treasury; the negotiation of contracts, leases, deeds, releases, assignments and any other agreements on behalf of the Company or its cable systems, as appropriate, for the purchase, lease, license or use of such properties and rights as may be necessary or reasonably desirable in connection with the construction, operation or maintenance of the Company's cable systems; construction and development of the Company's cable systems, including the selection and appointment of all subcontractors, equipment, suppliers and vendors; subject to the provisions of all applicable franchises or ordinances or other binding contracts or legislation, the selection and pricing of all services to be provided to the customers of the Company's cable systems; supervision of performance of all aspects of the daily operation and maintenance of the Company's cable systems; maintenance of the continuing liaison with governmental officials regarding the franchises, licenses, permits, pole line agreements, leases and other contracts, rights and licenses of the Company's cable systems that require periodic review and/or renegotiation; conduct relationships on behalf of the Company's cable systems with accountants, attorneys, consultants, investment bankers, lenders, technical advisors and other persons acting in any other capacity, reasonably deemed by Comcast necessary or desirable in connection with the Company's cable systems' business; and taking any other action in connection with the construction, development,

CUSIP No. 480206101                13D                              Page 8 of 15
CUSIP No. 480206200

operation and maintenance of the Company's cable systems that is commercially reasonable, appropriate and necessary in order to manage and operate such systems.

     Comcast has undertaken that it will use commercially reasonable best efforts in managing the Company's cable systems and in performing its obligations under the management agreement in the best interests of the shareholders of the Company and the Company's cable systems. In addition, Comcast has undertaken that in no event will it obtain goods or services for the Company's cable systems (taking into account all relevant considerations) at a cost in excess of the price that the cable systems could obtain from a third party in an arms-length transaction. Further, except as specifically permitted by the terms of the management agreement (as described below), and to the extent permitted under Comcast's current agreements with third parties, Comcast has undertaken that it will use its commercially reasonable best efforts to insure that the Company's cable systems will receive all discounts, favorable terms, opportunities and other benefits (including participation in new technology, new business and integration of functions) in all material respects substantially to the same extent and on substantially the same terms that Comcast is able to obtain for its similarly situated owned or managed cable communications systems whether based on Comcast's buying power or otherwise.

     As compensation for all of the management services to be provided to the Company and to the Company's cable systems pursuant to the management agreement, Comcast will be paid an annual management fee at a per annum rate equal to 4.5% of the aggregate gross operating revenues derived by the Company's cable systems from all sources as determined in accordance with generally accepted accounting principles excluding only (i) revenue from the sale of any asset of the cable systems not in the ordinary course of business, (ii) interest income, (iii) proceeds from the financing or refinancing of any indebtedness of the Company and its subsidiaries, (iv) extraordinary gains in accordance with generally accepted accounting principles and (v) management fees earned by the Company from its managed partnerships.

     Comcast will provide at its expense the services of such of its divisional area regional personnel as may be necessary or desirable to provide general management services to the Company's cable systems at a level or levels above the cable system's local operations, which services were previously provided by the Company's Englewood, Colorado corporate office personnel, including the out-of-pocket expenses (such as rent and utilities) associated with providing such services. The foregoing notwithstanding, Comcast will be entitled to reimbursement from the Company for its reasonable out-of-pocket and other reasonable expenses allocable to services provided to cable systems owned by the Company's managed partnerships to the extent that the Company actually receives reimbursement for such expenses form the Company's managed partnerships. In addition, Comcast will be entitled to reimbursement from the Company for its reasonable out-of-pocket and other reasonable expenses allocable to management and operation of the Company's cable systems, including without limitation on account of allocable costs associated with the cable system's integration and participation in operating functions or units with Comcast's other cable communications systems (such as customer service call centers). Reimbursement costs will be allocated and documented in a reasonable manner and will be subject to the Company's review upon the Company's reasonable request. All such reimbursements will be for no more than the actual costs incurred by Comcast,

CUSIP No. 480206101                13D                              Page 9 of 15
CUSIP No. 480206200

except that the reimbursement for programming charges will be made in an amount equal to the sum of (i) the actual cost incurred by Comcast plus (ii) one-half of the difference between the cost the Company would pay in an arms-length transaction if the Company were a stand-alone multiple cable communications systems operator with a subscriber base equal to that of the Company's cable systems, and the actual cost incurred by Comcast.

     The management agreement also provides that Comcast will not enter into any agreements or transactions or obtain any services on behalf of the Company or its cable systems with or from any affiliate of Comcast other than those specifically provided for in the management agreement without the prior written consent of the Company, except for agreements or transactions on terms that are no less favorable to the Company than those that might be obtained at the time from a person or entity that is not an affiliate of Comcast in an arms-length transaction. Further, the management agreement provides that without the prior written consent of the Company, Comcast will not change the independent auditor of the Company or change Comcast's independent auditor such that Comcast and the Company have the same independent auditor.

     The Company will have the right to terminate the management agreement effective as of April 7, 2004 by written notice to Comcast no later than January 7, 2004, and if no such notice is given, the management agreement shall automatically terminate on April 7, 2009. Notwithstanding the foregoing, the management agreement will terminate immediately upon the earlier of any of the following events: if Comcast materially breaches the management agreement and fails to cure the breach within a specified cure period; upon notice by the Company to Comcast if Comcast or any employee or consultant thereof engages in any act of gross negligence, dishonesty, willful misfeasance or gross misconduct that is materially harmful to the Company and its subsidiaries taken as a whole; upon notice by the Company to Comcast if Comcast will be unable to pay its debts as such debts become due; or if Comcast and its subsidiaries no longer own securities possessing voting rights entitling it or them to elect a majority of the Board to Directors of the Company.

     On June 29, 1999, Comcast agreed to purchase 2,627 shares of Class A Common Stock from Glenn R. Jones, and 997,373 shares of Class A Common Stock from Jones International, Ltd. for aggregate purchase prices of $131,350 and $49,868,650, respectively. This transaction closed on July 2, 1999. Upon receipt of the shares of Class A Common Stock, Comcast contributed them to Cable Communications. The foregoing description is qualified by reference to the Share Purchase Agreement dated as of June 29, 1999 among Comcast, Glenn R. Jones and Jones International Ltd.(the "Share Purchase Agreement"), which has been filed as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.

     On August 9, 1999, Comcast announced that it intends to offer to exchange (the "Exchange Offer") 1.4 shares of its Class A Special Common Stock for each share of Common Stock or Class A Common Stock, for up to 79% of the combined number of shares of Common Stock and Class A Common Stock outstanding (subject to certain terms and conditions to be contained in the offer documents). Based on the closing market prices of Comcast Class A Special Common Stock, Class A Common Stock and Common Stock as of August 6, 1999, the exchange offer would value each share of Class A Common Stock at $50.31, a 9.1% premium

CUSIP No. 480206101                13D                             Page 10 of 15
CUSIP No. 480206200

over its closing price and each share of Common Stock at $50.31, a 12.7% premium over its closing price. Comcast expects to commence the Exchange Offer as soon as reasonably practicable after a registration statement on Form S-4 relating to its Class A Special Common Stock to be offered in the Exchange Offer is filed with and declared effective by the Securities and Exchange Commission, pursuant to applicable securities laws. Comcast intends to contribute the shares of Common Stock and Class A Common Stock received in the Exchange Offer to Cable Communications.

     The foregoing description is qualified by reference to the press release issued by Comcast on August 9, 1999, which is attached hereto as Exhibit 8 and is incorporated herein by reference.

     Upon completion of the Exchange Offer, Comcast may, subject to applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Class A Common Stock or Common Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. Comcast has not determined whether it will acquire additional shares or fixed any number of additional shares of Class A Common Stock or Common Stock it might seek to acquire or any amount of additional money it may be willing to invest in the Company. Comcast continuously evaluates the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and, may, at any time, decide to acquire additional shares of Class A Common Stock or Common Stock or to dispose of any or all of the Shares.

     Except as described above, none of Comcast, Cable Communications, nor, to the best of Comcast's and Cable Communications' knowledge, any of the persons named on Annex A or Annex B of the Schedule 13D, has any other plan or proposal which would relate to or would result in any of the following transactions:

     (a)  the acquisition or disposition of securities of the Company;

     (b)  any   extraordinary   corporate   transaction,   such  as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

CUSIP No. 480206101                13D                             Page 11 of 15
CUSIP No. 480206200

     (g)  any  change  in  the  Company's   charter,   by-laws  or   instruments
          corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

     (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

     Comcast intends periodically to review the Company's business affairs, financial position and prospects. Based on such review, and on general economic, industry and market conditions existing at the time, and on such other factors as it may determine to be relevant, Comcast may consider additional or alternative courses of action. Such actions may include the items specified in
(a) through (i) above or acquisitions of shares of Class A Common Stock or Common Stock through open market purchases or otherwise. There can be no assurance that the Exchange Offer will be consummated or that Comcast will purchase any additional shares of Class A Common Stock or Common Stock.

Item 5. Interest in Securities of Issuer
--------------------------------------------------------------------------------

          Item 5 is hereby amended to read in its entirety as follows.

     (a) Comcast has been advised by the Company that, as of August 6, 1999, the Company had 36,937,170 shares of Class A Common Stock and 5,113,021 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast and Cable Communications are the beneficial owners of 13,782,500 shares of Class A Common Stock and 2,878,151 shares of Common Stock (the "Shares") (which represents approximately 37.3% and 56.3% of each class, respectively).

     (b) Comcast and Cable Communications have sole voting and dispositive power over the Shares.

     (c) Other than the purchase of the shares of Class A Common Stock on July 2, 1999, as described in Item 4 hereof, no transactions in Class A Common Stock or Common Stock have been effected during the last sixty (60) days by Comcast, Cable Communications or, to the best of Comcast's and Cable Communications' knowledge, any director or executive officer of Comcast or Cable Communications.

     (d) Comcast and Cable Communications have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

     (e) Not applicable.

CUSIP No. 480206101                13D                             Page 12 of 15
CUSIP No. 480206200


Item 7. Materials to be filed as Exhibits
--------------------------------------------------------------------------------

          Item 7 is hereby amended to add the following:

Exhibit 8         Press release issued by Comcast on August 9, 1999.

Exhibit 9         Management Agreement between the Company and Comcast.

CUSIP No. 480206101                13D                             Page 13 of 15
CUSIP No. 480206200

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 9, 1999                           COMCAST CORPORATION


                                         By:  /s/  Arthur R. Block
                                              ---------------------------------
                                              Vice President and
                                              Senior Deputy General Counsel


                                         COMCAST CABLE COMMUNICATIONS, INC.



                                         By:  /s/  C. Stephen Backstrom
                                              ---------------------------------
                                              President